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                                   FORM 8-B


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

                   Filed Pursuant to Section 12(b) or (g) of
                      the Securities Exchange Act of 1934

                        YES! ENTERTAINMENT CORPORATION
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            (Exact name of registrant as specified in its charter)


           DELAWARE                                      94-3165290
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(State of incorporation or organization)             (I.R.S. Employer
                                                      Identification No.)


          3875 Hopyard Road, Suite 375, Pleasanton, California 94588
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      (Address of principal executive offices)                 (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:


                                     NONE
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     Securities to be registered pursuant to Section 12(g) of the Act:

                        COMMON STOCK ($0.001 PAR VALUE)
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                               (Title of class)
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Item 1.        General Information
               -------------------

               (a) The registrant,YES! Entertainment Corporation (the "Company" or the "Registrant"), was incorporated in Delaware on August 6, 1996.

               (b)  The Company's fiscal year ends on December 31.

Item 2.        Transaction of Succession
               -------------------------

               (a) The predecessor to the Company was YES! Entertainment Corporation, a California corporation ("YES! California"). YES! California had Common Stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

               (b) On October 25, 1996, YES! California merged into the Company to effect a reincorporation into Delaware. Pursuant to the Agreement and Plan of Merger of YES! Entertainment Corporation, a Delaware Corporation, and YES! Entertainment Corporation, a California corporation, each share of YES! California's Common Stock, no par value, was automatically converted into one share of the Company's Common Stock, $0.001 par value, on the effective date of the merger. Each stock certificate representing issued and outstanding shares of YES! California's Common Stock, from the date of the merger, represents the same number of shares of the Company's Common Stock.

Item 3.        Securities to be Registered
               ---------------------------

               The Company currently has 48,000,000 shares of authorized Common Stock, of which 14,013,670 shares issued and were outstanding as of October 25, 1996. None of such issued and outstanding shares were held in treasury as of October 25, 1996.

Item 4.        Description of Registrant's Securities to be Registered
               -------------------------------------------------------

               The Company's security to be registered hereunder is its Common Stock. The authorized capital stock of the Company consists of 48,000,000 shares of Common Stock, $0.001 par value, and 2,000,000 shares of Preferred Stock, $0.001 par value.

               The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. There are no redemption

                                      -2-
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or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

               Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and rights (including, without limitation, dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences) and the qualifications, limitations or restrictions thereof, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common stock. At present, there are no shares of Preferred Stock outstanding.

          Section 203 of the Delaware General Corporation Law, from which the Company has not opted out in its Certificate of Incorporation, restricts certain "business combinations" with "interested stockholders" for three years following the date that a person or entity becomes an interested stockholder, unless the Board of Directors approves the business combination and/or certain other requirements are met.

Item 5.        Financial Statements and Exhibits
               ---------------------------------

               (a)  Financial Statements
                    --------------------

                    Not applicable. The capital structure and balance sheet of the Registrant immediately after the merger were substantially the same as those of YES! California.

               (b)  Exhibits
                    --------

                    (i) Proxy Statement or Prospectus. Not applicable. The capital structure and balance sheet of the Company immediately after the merger were substantially the same as those of YES! California.

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                    (ii)   Other Exhibits.

                           EXHIBIT
                           NUMBER       DESCRIPTION
                           ------       -----------

                           2.1          Agreement and Plan of Merger.

                           3.1          Certificate of Incorporation of
                                        Registrant.

                           3.2          Bylaws of Registrant.

                           4.1 Fourth Article of the Certificate of Incorporation of Registrant (included in
                                        Exhibit 3.1).

                                      -4-
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                                   SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  October 31, 1996
                                       YES! ENTERTAINMENT CORPORATION


                                       By:    /s/ BRUCE D. BOWER
                                           -------------------------------
                                            Bruce D. Bower
                                            Executive Vice President,
                                            General Counsel and Secretary



                                      -5-
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                               INDEX OF EXHIBITS



EXHIBIT
NUMBER         DESCRIPTION
------         -----------
2.1            Agreement and Plan of Merger.

3.1            Certificate of Incorporation of Registrant.

3.2            Bylaws of Registrant.

4.1            Fourth Article of the Certificate of
               Incorporation (included in Exhibit 3.1).